Exhibit 99.1

Jumei to Hold Annual General Meeting on December 16, 2016

BEIJING, November 4, 2016 /GLOBE NEWSWIRE/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that that it will hold its annual general meeting of shareholders (the "AGM") at 25/F, Tower B, Central Point Plaza, No. 11 Dongzhimen South Avenue, Beijing, China on December 16, 2016 at 2:00 p.m. (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company's American depositary shares ("ADSs") to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 18, 2016 (Eastern Standard Time) as the record date (the "Record Date") for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company's Class A or Class B ordinary shares, par value US$0.00025 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company's ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company's annual report on Form 20-F, free of charge, from our website at http://ir.jumei.com/, or by writing to Investor Relations Department, Jumei International Holding Limited, 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China, or by sending an email to kans@jumei.com.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com